SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                              SCHEDULE 13D/A
                     (AMENDMENT NO. 1 TO SCHEDULE 13D)

                 Under the Securities Exchange Act of 1934


                         MERCER INTERNATIONAL INC.
---------------------------------------------------------------------------
                             (Name of Issuer)

                       Shares of Beneficial Interest
---------------------------------------------------------------------------
                      (Title of Class of Securities)

                                5880561015
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                              (CUSIP NUMBER)

                        GREENLIGHT CAPITAL, L.L.C.
                      420 Lexington Avenue, Suite 875
                         New York, New York  10170
                         Tel. No.: (212) 973-1900
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               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                            - with copies to -
                          Eliot D. Raffkind, P.C.
                 Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                      1700 Pacific Avenue, Suite 4100
                         Dallas, Texas 75201-4675
                              (214) 969-2800

                              January 2, 1998
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          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


CUSIP No. 5880561015             13D


1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Greenlight Capital, L.L.C.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF
     A GROUP*                                         (a) [   ]
                                                      (b) [   ]


3    SEC USE ONLY


4    SOURCE OF FUNDS*

     AF, WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) or 2(e)               [   ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

     NUMBER OF      7    SOLE VOTING POWER           1,376,200
       SHARES
    BENEFICIALLY    8    SHARED VOTING POWER         0
      OWNED BY
        EACH        9    SOLE DISPOSITIVE POWER      1,376,200
     REPORTING
    PERSON WITH     10   SHARED DISPOSITIVE POWER    0


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,376,200

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                             [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.22%

14   TYPE OF REPORTING PERSON*

     CO


     *SEE INSTRUCTIONS BEFORE FILLING OUT


CUSIP No. 5880561015             13D


1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     David Einhorn

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF
     A GROUP*                                         (a) [   ]
                                                      (b) [   ]


3    SEC USE ONLY


4    SOURCE OF FUNDS*

     AF, WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) or 2(e)               [   ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

     NUMBER OF      7    SOLE VOTING POWER           1,376,200
       SHARES
    BENEFICIALLY    8    SHARED VOTING POWER         0
      OWNED BY
        EACH        9    SOLE DISPOSITIVE POWER      1,376,200
     REPORTING
    PERSON WITH     10   SHARED DISPOSITIVE POWER    0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,376,200

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                             [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.22%

14   TYPE OF REPORTING PERSON*

     IN


     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 5880561015              13D


1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Jeffrey A. Keswin

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A
     GROUP*                                           (a) [   ]
                                                      (b) [   ]

3    SEC USE ONLY


4    SOURCE OF FUNDS*

     AF, WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) or 2(e)               [   ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

     NUMBER OF      7    SOLE VOTING POWER           1,376,200
       SHARES
    BENEFICIALLY    8    SHARED VOTING POWER         0
      OWNED BY
        EACH        9    SOLE DISPOSITIVE POWER      1,376,200
     REPORTING
    PERSON WITH     10   SHARED DISPOSITIVE POWER    0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,376,200

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                             [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.22%

14   TYPE OF REPORTING PERSON*

     IN


     *SEE INSTRUCTIONS BEFORE FILLING OUT


                      AMENDMENT NO. 1 TO SCHEDULE 13D

     This Amendment No. 1 to Schedule 13D is being filed on behalf of Greenlight Capital, L.L.C., a Delaware limited liability company ("Greenlight"), and Mr. David Einhorn and Mr. Jeffrey A. Keswin, the principals of Greenlight, as an amendment to the initial statement on
Schedule 13D, relating to shares of beneficial interest ("Shares") of Mercer International Inc. (the "Issuer"), as filed with the Securities and Exchange Commission on December 30, 1997 (the "Initial Schedule 13D").

     This Amendment No. 1 to Schedule 13D relates to Shares of the Issuer purchased by Greenlight for the account of (i) Greenlight Capital, L.P. ("Greenlight Fund"), of which Greenlight is the general partner, (ii) Greenlight Capital Qualified, L.P. ("Greenlight Qualified"), of which Greenlight is the general partner and (iii) Greenlight Capital Offshore, Ltd. ("Greenlight Offshore"), of which Greenlight acts as investment advisor. The Initial Schedule 13D is hereby amended and supplemented as follows:

ITEM 3.   SOURCE AND AMOUNT OF FUNDS

     Item 3 of the Initial Schedule 13D is hereby amended and restated in its entirety to read as follows:

     As of January 2, 1998, Greenlight had invested (i) $4,075,138 in Shares through Greenlight Fund, (ii) $4,974,342 in Shares through Greenlight Qualified and (iii) $4,190,606 in Shares through Greenlight Offshore, all as described in Item 5 below. The source of these funds was the working capital of each of Greenlight Fund, Greenlight Qualified and Greenlight Offshore, as the case may be.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     Item 5 of the Initial Schedule 13D is hereby amended by amending and restating Items 5(a) and (c) as follows:

     (a) As of January 2, 1998, Greenlight, Mr. Einhorn and Mr. Keswin are beneficial owners of an aggregate of 1,376,200 Shares of the Issuer or 9.22% of the shares outstanding. The 1,376,200 Shares described above are beneficially owned by Greenlight, Mr. Einhorn and Mr. Keswin for the account of the Greenlight Fund, Greenlight Qualified or Greenlight Offshore, as the case may be.

     The number of shares beneficially owned by Greenlight, Mr. Einhorn and Mr. Keswin and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-3 under the Act. The percentage of beneficial ownership of Greenlight, Mr. Einhorn and Mr. Keswin on January 2, 1998 is based on 14,924,222 outstanding Shares as of November 10, 1997 as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Commission for the quarterly period ended September 30, 1997.

     (c) The transactions in the Issuer's securities by Greenlight during the period of December 19, 1997 to January 2, 1998 are listed as Annex A attached hereto and made apart hereof.


                            ANNEX A


 Transaction           Buy/       Quantity     Price per
     Date              Sell       (shares)     Share ($)
 ------------       ---------    ---------     ---------

   1/2/98             Buy        509,200        $8.500
   1/2/98             Sell        27,500         8.625
   1/2/98             Buy         27,500         8.625



                                 SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  January 5, 1998



                              Greenlight Capital, L.L.C.


                              By:  /s/ Jeffrey A. Keswin
                                   ----------------------------------
                                   JEFFREY A. KESWIN, Managing Member



                              /s/ David Einhorn
                              ---------------------------------
                              David Einhorn



                              /s/ Jeffrey A. Keswin
                              ---------------------------------
                              Jeffrey A. Keswin